

February 2, 2011

Theodore R. Sanders
Chief Financial Officer
U.S. Auto Parts Network, Inc.
17150 South Margay Avenue
Carson, CA 90746

      Re: U.S. Auto Parts Network, Inc.
              Item 4.01 Form 8-K
              Filed June 23, 2010
              File No. 1-33264

Dear Mr. Sanders:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ William H. Thompson

                        William H. Thompson
                        Accounting Branch Chief